Exhibit 99.1

FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
FEBRUARY 12, 2007
LJ INTERNATIONAL TO PRESENT AT ROTH CAPITAL PARTNERS
19TH ANNUAL “OC” GROWTH CONFERENCE FEBRUARY 21, 2007
HONG KONG and LOS ANGELES, February 12, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest growing jewelry companies in the world and, through its brand name ENZO, the largest foreign jewelry retailer in China, today announced that it will be featured at the upcoming Roth Capital Partners 19th Annual “OC” Growth Conference on February 21st in California. LJI is scheduled to present on Wednesday, February 21, at 11:00 a.m. (Pacific Time) to be followed by a breakout session. The conference will be held from February 19 through 22, 2007 at the Ritz Carlton Laguna Niguel in California.
The Company will also be available for one-on-one meetings throughout the conference. Meetings may be arranged by contacting Roth Capital Partners or Haris Tajyar at htajyar@irintl.com or 818-382-9702. To listen to a live listen-only broadcast of the presentation, please visit http://www.wsw.com/webcast/roth9/jade/. For those unable to participate, an archived broadcast will be available shortly following the presentation.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About Roth Capital Partners
Since 1984 Roth Capital Partners, LLC (“Roth”) has been a leader and innovator in the small and micro cap markets. Roth’s exclusive focus has been, is, and will continue to be providing the full spectrum of investment banking services, including raising capital, research coverage, creating liquidity, trading and market making, merger and acquisition advisory services, sales support, and investor conferences, to our customers. Roth’s experience and capabilities in raising capital for public companies are the hallmarks of the Firm. Over the last 10 years, Roth has raised more than $8.7 billion for small and micro cap public companies and completed over 123 merger, acquisition and advisory assignments. In 2005, Roth raised $1.7 billion for its clients. Also, the firm has been the leading placement agent over the last two years for the number of PIPE transactions, raising over a billion dollars. Recognized as one of the country’s largest institutional investor conference for micro- and small-cap companies, the Roth Capital Partners 2007 OC Growth Conference will feature presentations from nearly 300 companies that cover a broad spectrum of sectors such as technology, healthcare, consumer products and financial services. Roth has extended the conference to three days to allow for an even larger number of presenting companies. For more information, please contact conference@rothcp.com or visit www.rothconference.com.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
(Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.)
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